Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 28, 2021

The following fact sheet was posted on the transaction-related website portal hosted by Canadian Pacific Railway Limited.

CP+KCS: THE BETTER OPTION FOR CHICAGO A CP+KCS COMBINATION PROVIDES BOTH THE FLEXIBILITY TO BYPASS CHICAGO AND THE ABILITY TO IMPROVE OPERATIONS IN THE CITY, WHICH WILL BE OF ENORMOUS BENEFIT TO CP AND KCS CUSTOMERS. With CP’s network through Iowa and KCS’ connection in Kansas City, our customers would benefit from improved flows between Canada and the U.S. Upper Midwest with Mexico, Texas and Louisiana. We would also create additional capacity for growth in Chicago while unlocking positive environmental benefits through reduced emissions in the city. By contrast, Canadian National Railway’s proposed KCS combination would fail to create these benefits and instead result in increased traffic and congestion for Chicago.

FUTUREFORFREIGHT.COM IMPROVED SERVICE & CONNECTIVITY By running south to Chicago and Kansas City – through the Twin Cities of Minneapolis and St. Paul, Minnesota, and through Milwaukee – CP offers a direct, single-carrier route between western Canada and the U.S. Midwest, providing access to Great Lakes and Mississippi River ports. From La Crosse, Wisconsin, the Central Corridor continues south toward Kansas City via the Quad Cities (Davenport and Bettendorf in Iowa, and Rock Island and Moline in Illinois), providing an efficient route for traffic destined for southern U.S. and Mexican markets via KCS’ network from Kansas City southward. CP also offers KCS a direct connection from Kansas City into Chicago and, by extension, to points east including Toronto, Ontario and the Port of Montréal in Québec. NEW BENEFITS FOR SHIPPERS Our combined connectivity to and around Chicago would offer customers unprecedented reach via new single-line hauls. Anticipated new services include: • New head-to-head, single-line competition for intermodal shipments between Chicago and Dallas. • KCS’ intermodal network gains the addition of CP’s service between Chicago, Toronto and Montreal, offering KCS’ customers a truck-like service with consistent transit, even in short-haul lanes. CP’s Chicago Facilities    Strategically located northwest of downtown Chicago, CP’s intermodal facilities at Bensenville and Schiller Park near O’Hare Airport provide direct access to Chicago, northern Illinois, southern Wisconsin and eastern Iowa. Three major highways surrounding the intermodal yards help move cargo to its destination faster, while keeping it out of downtown Chicago.    CP’S CHICAGO ADVANTAGE CP has the best intermodal rail access to the southern Wisconsin market, including Milwaukee, Madison, Janesville and Beloit, for shipments from Asia • Direct highway access off interstates 90, 294 and 88, provides you with a distinct advantage for moving cargo • More efficient supply chain for shippers in the Chicago and Wisconsin markets • The reopening of Schiller Park accommodates growth in the U.S. Midwest ensuring we have capacity and room to grow with you • CP’s intermodal facilities are strategically located northwest of downtown Chicago near O’Hare Airport • Move containers from Asia to Chicago in less than 16 days • Increased capacity and consistently low on-dock dwell times at the Port of Vancouver • Access to key Northern European, Mediterranean and Middle Eastern markets with our Chicago to Montreal service • Our route is 200 miles shorter from the Port of Vancouver to Chicago than our competitors’ so we can transport goods faster FUTUREFORFREIGHT.COM

CHICAGO’S CN PROBLEM A combination between Canadian National and KCS would increase rail traffic through Chicago, further impacting what is already one of the most congested rail networks in the U.S. What a CN+KCS combination could mean for Chicagoland: • Increased traffic routing through and around Chicago, including over the Elgin, Joliet and Eastern (EJ&E) Railway corridor in suburban Chicago • Increased delays and reduced on-time performance for Amtrak’s Illini and Saluki service, which already suffer from major delays caused by CN • Increased delays for Metra • Increased wait times for motorists at crossings • Increased noise for residents who live near the tracks • Increased environmental impacts on local communities What a CN+KCS combination could mean for shippers: • Reduced competition due to a decline in independent routing options from four to three • Lost competition on traffic flows between Chicago and New Orleans and other Gulf routes • Inferior safety and accident performance relative to Canadian Pacific’s 15-year ranking as North America’s safest Class 1 railroad based on Federal Railroad Administration-reportable train accident frequency CN Increases Congestion    Chicago is already the nation’s busiest rail hub and one of the most active intermodal hubs worldwide. A CN+KCS combination could result in EVEN MORE traffic and congestion. CP’S SOLUTION We have long been an advocate for the industry routing traffic over alternative gateways that keep it out of greater Chicago. A CP-KCS combination is consistent with that principle; a CN-KCS combination is decidedly not. Right now, the Surface Transportation Board (“STB”) is considering a voting trust for CN. That means the real opportunity to have an effect in the STB proceeding is now, as the board considers the voting trust issue. FUTUREFORFREIGHT.COM

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI), which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the pending share split of CP’s issued and outstanding common shares; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City

Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND

RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.